SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)

Galyan's Trading Company, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36458R-101
(CUSIP Number)

Samual P. Fried Limited Brands, Inc. Three Limited Parkway Columbus, OH 43230 Tel No.: (614) 415-7000	William M. Wardlaw FS Equity Partners IV, L.P. 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025 Tel No.: (310) 444 - 1822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2003
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36458R-101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FS Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,195,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,694,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36458R-101	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FS Capital Partners LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,195,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,694,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36458R-101	13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Limited Brands, Inc. 31-1029810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,500
	8	SHARED VOTING POWER 11,195,000
	9	SOLE DISPOSITIVE POWER 5,250,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,195,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

    This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to report the pledge of 250,000 shares of common stock (the “Common Stock”) of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Issuer”), by G Trademark, Inc. (“G Trademark”), a wholly-owned subsidiary of Limited Brands, Inc. (“Limited Brands”). This Amendment supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2001, as amended by Amendment No. 1 thereto filed on June 10, 2003 (together, the “Schedule 13D”) relating to the Common Stock. Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, unless otherwise indicated herein.

Item 5. Interest in Securities of the Issuer

    Item 5 is hereby amended by adding the following paragraph.

    On August 1, 2003, G Trademark, a wholly-owned subsidiary of Limited Brands, and The Limited Brands Foundation (the “Foundation”), a charitable institution incorporated in Ohio, entered into an Irrevocable and Binding Pledge Agreement (the “Pledge Agreement”), whereby G Trademark agreed to donate to the Foundation by August 15, 2003 a gift consisting of 250,000 shares of Common Stock to be used for the charitable purposes of the Foundation. As of August 4, 2003, Limited Brands (including for purposes of this Schedule 13 D its wholly-owned subsidiary G Trademark) beneficially owned 11,195,000 shares of Common Stock, representing 65.4% of the 17,188,716 shares of Common Stock currently outstanding, based on Galyan's Form 10-Q as filed on June 20, 2003. As of August 4, 2003, Limited Brands may be deemed to have sole voting power over 5,500,500 shares of Common Stock, shared voting power over 11,195,000 shares of Common Stock and sole dispositive power over 5,250,500 shares of Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer

    Item 6 is hereby amended by adding the following paragraph.

    On August 1, 2003, G Trademark and the Foundation entered into the Pledge Agreement, whereby G Trademark agreed to donate to the Foundation by August 15, 2003 a gift consisting of 250,000 shares of Common Stock to be used for the charitable purposes of the Foundation.

Item 7. Material to be Filed as Exhibits.

Exhibit 8	Irrevocable and Binding Pledge Agreement, dated as of August 1, 2003, between G Trademark, Inc. and The Limited Brands Foundation.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 7, 2003		FS EQUITY PARTNERS IV, L.P.
	By:	/s/ Todd W. Halloran Name: Todd W. Halloran Title: Vice President

FS CAPITAL PARTNERS LLC
	By:	/s/ Todd W. Halloran Name: Todd W. Halloran Title: Vice President

LIMITED BRANDS, INC.
	By:	/s/ Timothy J. Faber Name: Timothy J. Faber Title: V.P. Treasury/M&A

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF THE LIMITED AND G TRADEMARK

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of The Limited are set forth below. If no business address is given the director’s or officer’s business address is Three Limited Parkway, Columbus, Ohio 43230. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to The Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors

Leslie H. Wexner	Chairman of the Board and Chief Executive Officer
David T. Kollat	Director
V. Ann Hailey	Executive Vice President and Chief Financial Officer
Eugene M. Freedman	Director
Donald B. Shackelford	Director
James L. Heskett	Director
Leonard A. Schlesinger	Vice Chairman and Chief Operating Officer
Raymond Zimmerman	Director
E. Gordon Gee	Director
Donna James	Director
Abigail S. Wexner	Director
Allan R. Tessler	Director

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
None

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of G Trademark are set forth below. If no business address is given the director’s or officer’s business address is 4441 South Polaris Avenue, Las Vegas, NV 89103. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to G Trademark. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
V. Ann Hailey	President and Director
David H. Hasson	Vice President and Director
Christopher L. Kaempfer	Secretary and Director
Jackie Smith	Treasurer and Director
Charles H. Buckingham	Assistant Secretary and Director

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
None